Changes in Affiliates (New Affiliate)

POSCO SS-VINA CO., LTD. is a new affiliate company of the POSCO Group. POSCO Specialty Steel Co., Ltd., an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of POSCO SS-VINA CO., LTD.

Company to be affiliated:

• Company Name: POSCO SS-VINA CO., LTD.

• Total Assets (KRW): 4,633,980,000

• Total Shareholders’ Equity (KRW): 4,633,980,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 4,633,980,000

• Current total number of affiliated companies: 138